LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.LuseLaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2009	mlevy@luselaw.com

January 26, 2012

VIA EDGAR

Mr. John P. Nolan

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Berkshire Hills Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 16, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 9, 2011
File No. 000-51584

Dear Mr. Nolan:

We are in receipt of your letter dated January 5, 2012 providing comments on the referenced filing for Berkshire Hills Bancorp, Inc. (the “Company” or “BHLB”). Berkshire’s responses are set forth below and are keyed to the staff’s comment letter.

This letter is being filed with the Securities and Exchange Commission (the “Commission” or “SEC”) supplementally as correspondence and a complete copy of this letter in paper format is also being forwarded to you by overnight delivery. Please note that this letter omits confidential information included in the unredacted version that was delivered to the Division of Corporation Finance and that indicates the omitted Appendix A by asterisk (**).

The Company requests confidential treatment for Appendix A. We submit that this information is appropriately held confidential by the SEC under 5 U.S.C. § 552(b)(4), as it constitutes “commercial or financial information obtained from a person and privileged and confidential.” In accordance with 17 C.F.R. § 200.83 (“Rule 83”), we request that this information be kept confidential for a period of ten (10) years from the date of this request.

John P. Nolan

January 26, 2012

If any person who is not an employee of the SEC, including any other government employee, requests an opportunity to inspect or copy the materials referred to in this letter, pursuant to the FOIA or otherwise, we request in accordance with Rule 83 that the Company be promptly notified of any such request and furnished with a copy of all written materials pertaining to such request, so that we may further substantiate the foregoing request for confidential treatment. Please address any notification of a request for access to such documents to the undersigned.

In addition, we request that the SEC return Appendix A to the Company upon completion of its review of this matter.

As required by Staff Legal Bulletin No. 1, “Confidential Treatment Requests,” as amended, the Company consents to the furnishing of the confidential portion to other government agencies, offices or bodies and to Congress.

The Company’s responses to the comment letter are noted below. Each response is preceded by the Staff’s comments as numbered in the Staff’s letter. To the extent determined to be appropriate, future filings will reflect disclosures that are consistent with these disclosures provided.

Form 10-Q for the quarterly period ended September 30, 2011

Note 7. Loans, page 21

1.	We note your response to comment 8 in our letter dated November 22, 2011 that a number of commercial loan relationships were restructured into A/B loans, with the B loan charged off and the A loan restructured to a current market interest rate supported by established debt service payment streams and that in 2010 many of these restructured A loans were removed from the TDR classification based on the market interest rate and proven payment history.

a.	For each loan, please tell us the relevant facts and circumstances related to the restructuring. Specifically tell us the type of modifications made (A note/B note, term extension, etc.).

b.	For each loan, please tell us in detail how you determined that the interest rate was greater than the rate that you were willing to accept at the time of the restructuring for a new loan with comparable risk. Refer to ASC 310-40-50-2. Specifically discuss how you determined the rate you were willing to accept at the time of the restructuring for a new loan with comparable risk.

John P. Nolan

January 26, 2012

c.	Please tell us if each loan would have met your underwriting standards for a new loan at the time it was restructured.

d.	Please clarify how you measure credit impairment on these loans. If you do not measure impairment using the guidance in ASC 310-10, please tell us how you considered the guidance in ASC 310-40-50-5.

e.	Please revise future filing to provide a roll forward of your TDR’s for each period presented.

RESPONSE:

Bullets a and b

The information requested in the first two bullet points above is included in Appendix A. Appendix A outlines the key underwriting aspects of the loans, which includes the interest rate, loan-to-value (LTV) and debt service coverage (DSC). This Appendix also outlines the restructuring criteria along with restructure comments for each loan. All remaining loans listed in Appendix A are performing in accordance with their terms. In accordance with ASC 310-40-50-2, we developed an average rate based on internal risk ratings of new originations that we viewed as equivalent in risk to these loans. The average rate calculated was based on credits originated within an “Average Risk” or “Acceptable Risk” as defined in the Company’s current risk rating methodology.

Bullet c

In reviewing all of the significant underwriting factors pertaining to each loan, the Company confirms that each loan would have met its underwriting standards for a new loan origination at the time it was restructured.

Bullet d

For loans that were initially identified as TDR and remained on non-accrual status thereafter, credit impairment on these loans is measured in accordance with ASC 310-10 (ASC 310-10-35-22).  Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the fair value of the collateral if the loan is collateral dependent or an observable market price. An allowance is established when the measured value of the impaired loan is lower than the carrying value of that loan.

For loans that were initially identified as TDR and later removed from TDR status, credit impairment on these loans was measured in accordance with ASC 450-20.  We acknowledge that for these loans, credit impairment should have continued to be measured in accordance with ASC 310-10.  The Company reviewed the amount of provision recognized in earnings for the years ended December 31, 2009 and 2010 and the nine months ended September 30, 2011 and concluded that the provision was immaterial to both net income and total provision for the respective periods.

John P. Nolan

January 26, 2012

Bullet e

The Company will include a TDR roll forward in future filings.

* * * *

The Company duly acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is responsive to the Staff’s comments. We request that any questions with regard to the foregoing should be directed to the undersigned at 202-274-2009.

Very truly yours,

/s/Marc Levy

Marc Levy

cc:	Kevin P. Riley, EVP and Chief Financial Officer, Berkshire Hills Bancorp, Inc.
Gordon Prescott, Esq., Berkshire Hills Bancorp, Inc.
Lawrence Spaccasi, Esq.
Benjamin Phippen, Securities and Exchange Commission
PricewaterhouseCoopers LLP
Office of Freedom of Information and Privacy Act Operations, Securities and Exchange Commission

APPENDIX A TO SEC LETTER DATED JANUARY 5, 2012**
BERKSHIRE HILLS BANCORP, INC.

**Pages 5 through 9 of the confidential portion redacted.